UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*


                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    973812100
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     CO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Erato Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237862

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     CO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     OO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440 shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     OO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance

Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      20-8903266

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     OO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance

Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     OO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      26-0811267

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     CO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens Capital Management, LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER:  4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER:  0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER:  4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440  shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:         9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     OO

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:     David Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,194,440 shares of Common Stock*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     IN

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 973812100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:     Eugene Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 4,194,440 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARES DISPOSITIVE POWER: 4,194,440 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      4,194,440 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |X|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                 9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:     IN

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: Windswept Environmental Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            100 Sweeneydale Avenue, Bay Shore, New York 11706

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G, as amended, is also filed on behalf of Erato Corporation, a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt. Erato Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., Erato Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd, Valens Offshore SPV II, Corp. and PSource Structured Debt Limited reported in this Schedule 13G, as amended. Information related to each of Erato Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number: 973812100

Item 3.     Not Applicable

Item 4.     Ownership:
   (a)     Amount Beneficially Owned: 4,194,440 shares of Common Stock
   (b)     Percent of Class: 9.99%*
   (c)     Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote: 0 shares of Common
              Stock.*
        (ii) shared power to vote or to direct the vote: 4,194,440 shares of Common Stock.*
        (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock.*
        (iv) shared power to dispose or to direct the disposition of: 4,194,440 shares of Common Stock.*

--------------------------------------------------------------------------------
* Based on 41,986,396 shares of common stock par value $0.0001 (the "Shares") outstanding of Windswept Environmental Resources, Inc., a Delaware corporation

(the "Company") as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("Valens Off. I"), Valens Offshore SPV II, Corp. ("Valens Off. II") and PSource Structured Debt ("PSource," and together with the Fund, Erato, Valens OFF. II and Valens US, the "Investors") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate principal amount of $5,942,175, which is convertible into Shares at a conversion rate of $0.09 per Share, subject to certain adjustments (the "Term Note"), (ii) warrants to purchase up to 13,750,000 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Warrant"), (iii) an option to purchase up to 27,381,523 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments (the "2005 Option"), (iv) an option to purchase up to 11,145,000 Shares an at exercise price of $0.0001 per Share, subject to certain adjustments (the "2006 Option") and (v) 3,551,119 Shares. Each of the Term Note, the Warrant, the 2005 Option and the 2006 Option contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and, with respect to the Warrant and 2005 Option only, shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Term Note and the 2006 Option, the Issuance Limitation shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument) or upon receipt by the holder of a Notice of Redemption from the issuer (as defined in and pursuant to the terms of the applicable instrument). Erato is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Off. I and Valens Off. II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors, reported in this Schedule 13G, as amended.

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2008
                                    -----------------
                                    Date

                                     LAURUS MASTER FUND, LTD.

                                    /s/ David Grin
                                    --------------
                                    David Grin
                                    Director

APPENDIX A


A.    Name:                      Erato Corporation, a Delaware corporation

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, NY 10017

      Place of Organization:     Delaware


B.    Name:                      PSource Structured Debt Limited, a closed
                                 ended company with limited liability
                                 incorporated in Guernsey

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Place of Organization:     Guernsey


C.    Name:                      Laurus Capital Management, LLC, a Delaware
                                 limited liability company

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Place of Organization:     Delaware


D.    Name:                      Valens U.S. SPV I, LLC, a Delaware limited
                                 liability company

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Place of Organization:     Delaware

E.    Name:                      Valens Offshore SPV I, Ltd., a Cayman Islands
                                 limited company
      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Place of Organization:     Cayman Islands

F.    Name:                      Valens Offshore SPV II, Corp.

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Place of Organization:     Delaware


G.    Name:                      Valens Capital Management, LLC, a Delaware
                                 limited liability company

      Business Address:          335 Madison Avenue, 10th Floor,
                                 New York, New York 10017

      Place of Organization:     Delaware

H.    Name:                      Eugene Grin
                                 335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Principal Occupation:      Director of Laurus Master Fund, Ltd.
                                 Principal of Laurus Capital Management, LLC

      Citizenship:               United States

F.    Name:                      David Grin

      Business Address:          335 Madison Avenue, 10th Floor
                                 New York, New York 10017

      Principal Occupation:      Director of Laurus Master Fund, Ltd.
                                 Principal of Laurus Capital Management, LLC

      Citizenship:               Israel

Each of Erato Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt, Laurus Capital Management, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Erato Corporation

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 14, 2008


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Offshore SPV II, Corp.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 14, 2008





/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2008


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2008